ALGOMA STEEL INC.	Exhibit 99.2
SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended December 31, 2004
Millions of Canadian Dollars

1. Reconciliation of net income (loss) between Canadian and United States GAAP:

	Three	Twelve	Three	Twelve
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2004	2004	2003	2003
Net income under Canadian GAAP	$122.2	343.8	$10.1	$8.4
Accretion of equity component of convertible debt (a)	-	(0.4)	(0.1)	(0.6)
Foreign exchange adjustments related to equity component of convertible long-term debt	-	-	0.2	1.0
Net income under U.S. GAAP	122.2	343.4	10.2	8.8
Change in fair value of swap contracts (b)	(1.1)	(4.4)	4.4	4.4
Change in additional minimum pension liability (c)	(40.9)	(40.9)	(47.7)	(47.7)
Comprehensive income under U.S. GAAP	$80.2	298.1	$(33.1)	$(34.5)

Income per share under U.S. GAAP:
Basic	$3.05	$9.35	$0.42	$0.38
Diluted	$3.03	$8.81	$0.33	$0.29
Comprehensive income (loss) per share under U.S. GAAP:
Basic	$2.00	$8.11	$(1.37)	$(1.42)
Diluted	$1.99	$7.65	$(1.37)	$(1.42)

(a)
Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. Under U.S. GAAP the value ascribed to the holder conversion option is reclassified within shareholders' equity to contributed surplus.

(b)	Under U.S. GAAP, the change in the fair value of a derivative in a cash flow hedging relationship is recorded in comprehensive income.

(c)
Under U.S. GAAP, an additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to comprehensive income.

ALGOMA STEEL INC.
SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended December 31, 2004
Millions of Canadian Dollars

2. Changes to the consolidated balance sheets under U.S. GAAP are:

	Dec. 31	Dec. 31
	2004	2003
(i) Swap asset
Balance under Canadian GAAP	$-	$-
Fair value of swap contracts	-	4.4
Balance under U.S. GAAP	$-	$4.4

(ii) Deferred pension costs
Balance under Canadian GAAP	$-	-
Deferred past service cost	41.6	-
Balance under U.S. GAAP	41.6	-

(iii) Long-term pension liability and post-employment benefit obligation
Balance under Canadian GAAP	$271.5	$314.8
Additional minimum pension liability	134.8	52.3
Balance under U.S. GAAP	$406.3	$367.1

(iv) Long-term debt
Balance under Canadian GAAP	$150.3	$164.4
Equity component of convertible long-term debt	-	6.2
Foreign exchange adjustment on equity component of convertible long-term debt	-	(1.2)
Balance under U.S. GAAP	$150.3	$169.4

(v) Shareholders' equity
(a) Capital stock
Balance under Canadian GAAP	$318.5	$214.8
Ascribed value of holders option credited on conversion of long-term debt	(21.5)	(8.7)
Foreign exchange adjustment of equity component on conversion	(1.3)	(0.1)
Balance under U.S. GAAP	$295.7	$206.0

(b) Convertible long-term debt
Balance under Canadian GAAP	$-	$19.5
Reclassify equity component to long-term debt	-	(6.2)
Reclassify ascribed value of holders conversion option to contributed surplus	-	(13.3)
Balance under U.S. GAAP	$-	$-

(c) Contributed surplus
Balance under Canadian GAAP	$226.7	$112.1
Ascribed value of holders conversion option on reorganization	21.5	22.0
Foreign exchange adjustment on convertible long-term debt	0.1	0.1
Balance under U.S. GAAP	$248.3	$134.2

(d) Retained earnings
Balance under Canadian GAAP	$367.1	$23.7
Foreign exchange adjustment on equity component of convertible long-term debt	1.2	1.2
Balance under U.S. GAAP	$368.3	$24.9

ALGOMA STEEL INC.
SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended December 31, 2004
Millions of Canadian Dollars

	Dec. 31	Dec. 31
	2004	2003
2. Changes to the consolidated balance sheets under U.S. GAAP are:
(v) Shareholders' equity
(e) Accumulated other comprehensive income (loss)
Balance under Canadian GAAP	$-	$-
Fair value of swap contracts	-	4.4
Additional minimum pension liability	(93.2)	(52.3)
Balance under U.S. GAAP	$(93.2)	$(47.9)

3. The accounts receivable balance at December 31, 2004 includes a $2.2 million allowance for doubtful accounts (December 31, 2003 - $2.2 million).

4. Approximately 98% of the Corporation's employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated expire on July 31, 2007.